UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2022

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 10, 2022, Genius Sports Limited (the “Company”) issued an interim report for the nine month period ended September 30, 2022. A copy of the interim report is attached hereto as Exhibit 99.1. The information contained in Exhibit 99.1 is incorporated by reference into the Company’s registration statements on Form F-3 (File No: 333-265466) and on Form S-8 (File Nos: 333-264254 and 333-266904).

In addition, on November 10, 2022, the Company issued a press release announcing the third quarter 2022 financial results for the Company. A copy of the press release is attached hereto as Exhibit 99.2.

EXHIBITS

Exhibit No.	Description

99.1	Genius Sports Limited interim report for the nine month period ended September 30, 2022.

99.2	Press release dated November 10, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: November 10, 2022	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer